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                          June 30, 2023

       Danial Buckle
       Chief Financial Officer
       Vicinity Motor Corp.
       3168 262nd Street
       Aldergrove, British Columbia
       Canada, V6B 1R4

                                                        Re: Vicinity Motor
Corp.
                                                            Registration
Statement on Form F-3
                                                            Filed on June 27,
2023
                                                            File No. 333-272964

       Dear Danial Buckle:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jenny
O'Shanick at 202-551-8005 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Manufacturing
       cc:                                              Kevin Roggow